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 Contact:  Jerome I. Feldman                            John C. McAuliffe
           National Patent Development                  General Physics
           Corporation                                  Corporation
           Chief Executive Officer &                    Chief Operating Officer
           President                                    (410) 290-2708
           (212) 230-9508

         NATIONAL PATENT AND GENERAL PHYSICS ANNOUNCE MERGER AGREEMENT
                      FOR NATIONAL PATENT TO ACQUIRE 100%
                               OF GENERAL PHYSICS

FOR IMMEDIATE RELEASE
---------------------

        New York, New York, November 21, 1996 . . . National Patent Development Corporation (ASE:NPD) and General Physics Corporation (NYSE:GPH) announced today that they had entered into a Merger Agreement pursuant to which National Patent would acquire the remaining shares (48% of the outstanding shares) of General Physics' Common Stock that it does not already own for $5.10 per share, subject to adjustment as described below, payable in National Patent Common Stock. The Merger Agreement was recommended to the Board of Directors of General Physics by a Special Committee of the Board composed of independent directors. The Special Committee of General Physics' Board of Directors has retained Oppenheimer & Co., Inc. as its financial advisor in connection with the Merger. The consummation of the Merger Agreement is subject to several conditions, including the approval of the stockholders of both companies.

        If the market price of National Patent's Common Stock for the ten trading days immediately preceding the date five days prior to the special meetings of stockholders of National Patent and General Physics to consider approval of the merger (the "Test Date") is neither less than $9.336 nor more than $9.914 per share, the exchange ratio will be .53 shares of National Patent for each share of General Physics, and neither General Physics nor National Patent will have the right to terminate the Merger Agreement based on changes in the market price of National Patent's Common Stock. If the market price of National Patent's Common Stock is within the range of $9.336 to $9.914 per share, the .53 exchange ratio will provide holders of General Physics' Common Stock with shares of National Patent Common Stock with a value in the range between $4.95 and $5.25 per share of General Physics Common Stock.

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        In the event that the market price of National Patent's Common Stock on the Test Date is outside the range of $9.336 to $9.914, the exchange ratio may be adjusted. If the market price on the Test Date is less than $9.336, National Patent may elect to "gross-up" the exchange ratio by increasing the number of shares of National Patent's Common Stock to be received by a holder of General Physics' Common Stock so that such holder will receive shares of National
Patent Common Stock with a value per share of General Physics' Common Stock equal to $4.95. If National Patent fails to exercise this option, General Physics may (but is not obligated to) terminate the Merger Agreement. If the market price on the Test Date is greater than $9.914, then General Physics may elect to reduce the exchange ratio by decreasing the number of shares of National Patent's Common Stock to be received by a holder of General Physics' Common Stock so that such holder will receive shares of National Patent's
Common Stock with a value per share of General Physics Common Stock equal to $5.25 per share. If General Physics fails to exercise this option, National Patent may (but is not obligated to) terminate the Merger Agreement.

        On November 20, 1996, the closing price of National Patent's Common Stock on the American Stock Exchange was $8.50 per share. National Patent has not determined whether it would "gross-up" the exchange ratio of elect not to do so if the market price of National Patent's Common Stock on the effective date of the Merger is less than $9.336 per share.

        Oppenheimer has rendered an opinion to the Special Committee to the effect that based upon various considerations and assumptions, the right to receive shares of National Patent Common Stock having a value of at least $4.95 per share of General Physics Common Stock is fair to the holders of General Physics Common Stock (other than National Patent) from a financial point of view.

        National Patent is a publicly traded company with established core operating businesses, investments and emerging technologies.

        General Physics Corporation is a publicly traded company which provides engineering, environmental, training, analytical, and technical support services to commercial nuclear and fossil power utilities, US Departments of Defense and Energy, Fortune 500 companies, and other commercial and governmental customers.

        The offering by National Patent of National Patent Common Stock in the Merger will be made only by means of a prospectus.